

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Sal Gilbertie
Chief Executive Officer
Teucrium Commodity Trust
c/o Teucrium Trading, LLC
Three Main Street
Suite 215
Burlington, VT 05401

       Re: Teucrium Commodity Trust
           Amendment No. 4 to
           Registration Statement on Form S-1
           Filed July 20, 2022
           File No. 333-256339

Dear Mr. Gilbertie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2022 letter.

Pre-Effective Amendment No. 4 to Form S-1 Filed July 20, 2022

General

1. We note your cover page disclosure that the Trustee will transfer sponsorship of the Fund to Toroso Investments, LLC, who will organize a New Fund as a series of a New Trust to which the assets of the Fund will be transferred. Please revise to clarify the reasons Teucrium has chosen to enter into the Tosoro transaction and to disclose whether shareholders will vote on the transaction, whether the transaction will be registered under the Securities Act or will it be exempt from registration, whether the transaction will

require an amendment to your existing listing standards, and all other regulatory approvals required.

Cover Page

2.   We have reviewed your response to comment 3. Please disclose on the cover page and in Plan of Distribution that the initial Authorized Purchaser is an underwriter.

3.   Refer to the statement in the first paragraph: "[U]nder its current investment objective (which may be changed under certain circumstances, see "The Fund's Investment Strategies" on page 8), the Fund will not hold, purchase, or otherwise own any bitcoin. Purchasing Shares of the Fund is not a direct investment in bitcoin." Please revise to eliminate the parenthetical or advise regarding your plans to hold bitcoin or provide a direct investment in bitcoin.

4.   Refer to the blank offering termination date in the tenth paragraph. Please update the termination date or advise.

5.   Please revise to expand your disclosure that purchasing Shares of the Fund "is not a direct investment in bitcoin" to state clearly that the investment is subject to the risks of bitcoin as well as the additional risks of investing in the Fund.

Prospectus Summary
The Fund's Investment Strategies, page 8

6.   Refer to your disclosure here and elsewhere that "the Fund, in its sole discretion and without Shareholder approval or advance notice, may change its investment objective, Benchmark, or investment strategies." Please revise your disclosures on Fund changes throughout to highlight that shareholders of the Fund will not have any rights with respect to any such changes.

7.   We note your disclosure that the market for Bitcoin Component Futures Contracts were in contango 89% of the time since January 2019. Please revise your disclosures throughout to provide this statistic whenever you discuss futures market conditions.

The Fund's Operating Risks
The Fund is not a registered investment company, page 26

8.   Refer to your response to comment 21. Please briefly describe the following 1940 Act protections not available to investors in this offering: provisions prohibiting the suspension of redemptions (except under limited circumstances), limiting leverage, and imposing a fiduciary duty on fund managers with respect to receipt of compensation for services.

What Are the Risk Factors Involved with an Investment in the Fund
Sponsoring the Fund will be the Sponsor's first experience in the crypto asset markets, page 31

9.   Refer to your response to comment 14. Please revise the new risk factor to clarify the specific risks to investors of the Sponsor, despite the Support Agreement, not having requisite marketing knowledge to grow the Fund or maintain a viable size.

Futures Contracts
Bitcoin Futures Contracts, page 42

10.   Refer to your response to comment 27. Please revise to explain how the identified bitcoin exchanges are selected and to describe in greater detail how the CME CF Bitcoin Reference Rate is calculated, including how the collected purchase and sale transactions are used and whether all transactions during the calculation window are collected. Please also revise to include a table quantifying the average daily trading volume of the constituent exchanges included in the reference rate.

The Offering
Plan of Distribution , page 50

11.   Please revise to clarify whether there is any hierarchy among the Authorized Purchasers or whether they are on equal footing with respect to their creation or redemption transactions with the Fund.

Notes to Statement of Assets and Liabilities
Note 1 - Organization and Business
Calculation of Net Asset Value, page 88

12.   Please revise your next amendment to include more fulsome disclosure in your footnotes regarding how you calculate NAV when the Futures Contract of the Fund closes at its daily price fluctuation limit for the day, similar to the disclosure included on page 51 under 'Calculating NAV.'

        You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Tom Conner